United States securities and exchange commission logo





                          April 26, 2021

       Jimmy Yang, Esq.
       General Counsel - Capital Markets and Corporate Reporting
       Citigroup Inc.
       388 Greenwich Street
       New York, NY 10013

                                                        Re: Citigroup Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 16,
2021
                                                            File No. 333-255302

       Dear Mr. Yang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Lin at 202-551-3552 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance